United Community Banks, Inc.®

Third Quarter 2014 Investor Presentation

Cautionary Statement

This investor presentation may contain forward-looking statements, as defined by federal securities laws, including statements about United's financial outlook and business environment. These statements are based on current expectations and are provided to assist in the understanding of future financial performance. Such performance involves risks and uncertainties that may cause actual results to differ materially from those expressed or implied in any such statements. For a discussion of some of the risks and other factors that may cause such forward-looking statements to differ materially from actual results, please refer to United Community Banks, Inc.'s filings with the Securities and Exchange Commission, including its 2013 Annual Report on Form 10-K and its most recent quarterly report on Form 10-Q under the sections entitled "Forward-Looking Statements". Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements.

Non-GAAP Measures

This presentation also contains financial measures determined by methods other than in accordance with generally accepted accounting principles ("GAAP"). Such non-GAAP financial measures include the following: core fee revenue, core operating expense, core earnings, tangible common equity to tangible assets, tangible equity to tangible assets and tangible common equity to risk-weighted assets. The most comparable GAAP measures to these measures are: fee revenue, operating expense, net income (loss), and equity to assets.

Management uses these non-GAAP financial measures because we believe they are useful for evaluating our operations and performance over periods of time, as well as in managing and evaluating our business and in discussions about our operations and performance. Management believes these non-GAAP financial measures provide users of our financial information with a meaningful measure for assessing our financial results and credit trends, as well as for comparison to financial results for prior periods. These non-GAAP financial measures should not be considered as a substitute for financial measures determined in accordance with GAAP and may not be comparable to other similarly titled financial measures used by other companies. For a reconciliation of the differences between our non-GAAP financial measures and the most comparable GAAP measures, please refer to the 'Non-GAAP Reconcilement Tables' at the end of the Appendix to this presentation.

Highlights Third Quarter 2014

IMPROVING QUARTERLY RESULTS
$ in millions

	3Q14	2Q14	3Q13
Net Income	$17.6	$16.4	$15.5
EPS	$.29	$.27	$.21
ROA	.95%	.88%	.86%
ROCE	9.41%	8.99%	7.38%

Net Interest Revenue of $57.0 Million vs. $55.0 Million in 2Q13 and $54.3 Million in 3Q13

- Loan growth of $159 million in 3Q14, up $302 million from 3Q13
- Focus on specialized lending and commercial
- Margin of 3.32% vs. 3.21% in 2Q14 and 3.26% in 3Q13
  - Balance sheet restructured late 2Q14
  - Loan yield of 4.45%, up 1 bps from 2Q14; and, investment securities yield of 2.23%, up 12 bps from 2Q14
  - Core deposit growth of $90 million in 3Q14

Core Fee Revenue of $14.4 Million

- Up $.5 million compared to 2Q14
- Gain on sales of SBA loans of $.95 million vs. $.74 million in 2Q14
- Mortgage revenue of $2.2 million, up $.4 million from 2Q14

Operating Efficiency Strengthens

- Efficiency ratio of 57.96%; vs. 58.65% last quarter
- Continued focus on reducing costs and growing revenue

Highlights Third Quarter 2014

Solid Improvement in Credit Quality

- Provision of $2.0 million vs. $3.0 million 3Q13
- Net charge-offs decline to .28% of total loans vs. .42% in 3Q13
- NPAs declined to .29% of total assets vs. .32% in 2Q14 and .42% in 3Q13
- Allowance 1.57% of total loans vs. 1.66% at 2Q14 and 1.88% at 3Q13
- Classified ratio of 24%, up from 23% at 2Q14

Balance Sheet

- Loan growth this quarter of $159 million, or 14% annualized
- C&I up $96 million
- CRE up $27 million
- Indirect Auto up $27 million

Solid Capital Ratios – Increased Dividend to Shareholders

- Approved quarterly dividend of 5 cents (up 2 cents)
- Tier I Common to Risk Weighted Assets of 11.0%; Tangible Common to RWAs of 14.1%
- Tier 1 Risk Based Capital of 12.1% and Tier I Leverage of 8.7%

Continued Strong Core Transaction Deposit Growth

- Up $90 million in the third quarter or 10% annualized
- Up $299 million from year ago or 9%
- Represents 66% of total customer deposits

Earnings Per Share / Return on Assets


EARNINGS PER SHARE
EPS
ROA
RETURN ON ASSETS
$.28
$.24
$.20
$.16
.90%
.80%
.70%
.60%
3Q13
4Q13
1Q14
2Q14
3Q14
.86%
.86%
.85%
.88%
.95%
$.21
$.22
$.25
$.27
$.29

GOAL OF 1% ROA

United COMMUNITY BANKS, INC.

2014 Goals

LEVERAGE OUR STRENGTHS

- **Community bank service with large bank resources**
- **Strong local leadership and senior management**
- **Funding strength in legacy markets**
- **Consistent and attractive culture**
- **Class leading customer satisfaction**

HOW?

- Continue to invest in and improve commercial and retail capabilities
  - Diversify portfolio – focus on: C&I; owner occupied; specialized lending for healthcare, corporate, asset-based and SBA
  - Momentum building across footprint
  - Invest in people; strengthen commercial and grow specialized lending area and markets
  - Grow loans in mid-single digits
- Improve retail and small business bank
  - Grow sales with better / diversified product design, merchandising and campaign execution
  - Improve our technology with a focus on making it easy for our customers to bank with us
  - Increase core transaction deposits in the mid-single digits
- Grow net interest revenue by improving pricing discipline on both loans and deposits
- Credit trends and costs continue at or below current levels
- Grow fee revenue by investing in mortgage, advisory services, and SBA capabilities
- Maintain operating efficiency below 60 percent while investing in revenue producers
- Seek acquisition opportunities that fit our culture, risk and return targets

Core Earnings Trend and Core Fee Revenue



$ in millions
$60
$50
$40
$30
$20
$10
$54.2
$55.9
$54.2
$55.0
$57.0
$39.3
$41.2
$38.7
$40.1
$41.1
$28.9
$27.9
$27.4
$28.8
$30.3
$14.1
$13.2
$11.9
$13.9
$14.4
3Q13
4Q13
1Q14
2Q14
3Q14
Net Interest Revenue
Core Operating Expenses
Core Earnings
Core Fee Revenue

Core Earnings $30.3 Million

Up $1.5 million from 2Q14 and up $1.4 from a year ago.

CORE EARNINGS

$ in thousands

	3Q14	Variance - Increase / (Decrease) 2Q14	3Q13
Net Interest Revenue	$ 56,967	$ 2,017	$ 2,710
Fee Revenue	14,419	481	453
Gross Revenue	71,386	2,498	3,163
Operating Expense (Excl OREO)	41,097	966	1,772
Pre-Tax, Pre-Credit (Core)	$ 30,289	$ 1,532	$ 1,391
Net Interest Margin	3.32 %	.11 %	.06 %

CORE FEE REVENUE

	3Q14	Variance - Increase / (Decrease) 2Q14	3Q13
Overdraft Fees	$ 3,071	$ 127	$ (132)
Interchange Fees	3,811	(165)	(141)
Other Service Charges	1,320	(287)	19
Total Service Charges and Fees	8,202	(325)	(254)
Mortgage Loan & Related Fees	2,178	301	(376)
Brokerage Fees	1,209	(36)	(65)
Gains from SBA Loan Sales	945	201	945
Other	1,885	340	203
Total Fee Revenue - Core	14,419	481	453
Non-Core[(1)]	(7)	(212)	(266)
Reported - GAAP	$ 14,412	$ 269	$ 187

United Community Banks, Inc.

[(1)]Includes securities gains and losses and losses on prepayment of borrowings, gains on bank owned life insurance policies, and gains and losses on deferred compensation plan assets.

Core Operating Expenses

$ in thousands

		Variance - Increase / (Decrease)	
	3Q14	2Q14	3Q13
Salaries & Employee Benefits	$ 25,684	$ 1,696	$ 3,172
Communications & Equipment	3,094	57	(211)
Occupancy	3,425	163	46
FDIC Assessment	1,131	(294)	(1,274)
Advertising & Public Relations	894	(245)	(68)
Postage, Printing & Supplies	876	72	232
Professional Fees	2,274	102	(376)
Other Expense	3,719	(585)	251
Core Operating Expenses	**41,097**	**966**	**1,772**
Non-Core[1]	267	(134)	(505)
Reported GAAP	**$ 41,364**	**$ 832**	**$ 1,267**

	3Q14	2Q14	3Q13
Efficiency Ratio	**57.96 %**	**(.69) %**	**(.59) %**

United Community Banks, Inc.

[1]Includes foreclosed property costs, severance, and gains and losses on deferred compensation plan liabilities.

Key Drivers of Net Interest Revenue / Margin

NET INTEREST REVENUE & MARGIN



$ in millions
$57
$53
$49
$45
3.50%
3.25%
3.00%
$54.3
$55.9
$54.2
$55.0
$57.0
3.26%
3.26%
3.21%
3.21%
3.32%
3Q13
4Q13
1Q14
2Q14
3Q14

Net Interest Revenue

3Q growth impacted by:

- Net loan growth
- Higher securities yield

KEY DRIVERS OF NIR

Loan / Securities Pricing



6%
4%
2%
0%
Loan Yields
4.69%
4.44%
4.45%
Securities Yields
1.83%
2.10%
2.23%
Avg Rate on Int Bearing Dep's
.31%
.27%
.26%
3Q13
4Q13
1Q14
2Q14
3Q14

Deposit Pricing (excl. brokered)



.28
.24
.20
.16
.12
.08
.04
CDs
.19
.17
.15
MMDA
.16
.22
.25
NOW
.13
.12
.11
CD pricing reflects the quarter-average new and renewed yield
MMDA / NOW pricing reflects the deposit yield for each quarter
3Q13
4Q13
1Q14
2Q14
3Q14

United Community Banks, Inc.

Net Income

$ in thousands

Quarterly Net Income ($ in millions)	
3Q14	$17.6
2Q14	$16.4
1Q14	$15.4
4Q13	15.9
3Q13	15.5

60.2M Shares Outstanding

NET OPERATING INCOME		Variance - Increase / (Decrease)	
	3Q14	2Q14	3Q13
Core Earnings (Pre-Tax, Pre-Credit)	**$ 30,289**	**$ 1,532**	**$ 1,391**
Provision for Loan Loss	2,000	(200)	(1,000)
NON-CORE FEE REVENUE:			
Securities Gains	11	(4,424)	11
Loss on Prepayment of Borrowings	-	4,446	-
Bank Owned Life Insurance Policy Gain	-	-	(86)
Deferred Compensation Plan Assets Gains (Losses)	(18)	(234)	(191)
Total Non-Core Fee Revenue	**(7)**	**(212)**	**(266)**
NON-CORE OPERATING EXPENSES:			
Foreclosed Property Write Downs	108	(197)	(221)
Foreclosed Property (Gains) Losses on Sales	(264)	159	384
Forclosed Property Maintenance Expenses	441	221	(72)
Severance Costs	-	(83)	(405)
Gains (Losses) on Deferred Comp Plan Liability	(18)	(234)	(191)
Total Non-Core Operating Expenses	**267**	**(134)**	**(505)**
Income Tax Expense	10,399	395	514
Net Income	**$ 17,616**	**$ 1,259**	**$ 2,116**
Preferred Stock Dividends	-	-	3,059
Net Income Avail to Common Shareholders	$ 17,616	$ 1,259	$ 5,175
Net Income Per Share	**$ .29**	**$ .02**	**$ .08**
Tangible Book Value	**$ 12.10**	**$ .19**	**$ 1.15**
Return on Assets	**.95 %**	**.07 %**	**.09 %**
Return on Common Equity	**9.41**	**.42**	**2.03**

Customer Deposit Mix & Core Growth

$ in thousands

Deposits by % / Customer Mix



3Q14
$5.8B
64%*
Public Funds 14%
Time >$100M 9%
Time <$100M 13%
MMDA & Sav 27%
Demand & NOW 37%

*% of core transaction customer deposits



2Q08
$6.2B
34%*
Public Funds 14%
Time >$100M 22%
Time <$100M 31%
MMDA & Sav 10%
Demand & NOW 23%

Total Deposit Mix

Significant growth in core transaction deposits since 4Q08

	3Q14	2Q14	3Q13	4Q08
Demand / NOW	$ 2,159	$ 2,106	$ 1,979	$ 1,457
MMDA / Savings	1,555	1,518	1,437	630
Core Transaction	**3,714**	**3,624**	**3,416**	**2,087**
Time < $100,000	770	801	920	1,945
Public Deposits	820	760	734	755
Total Core	5,304	5,185	5,070	4,787
Time >$100,000	500	521	593	1,336
Public Deposits	32	33	31	87
Total Customer	**5,836**	**5,739**	**5,694**	**6,210**
Brokered Deposits	405	425	419	793
Total Deposits	**$ 6,241**	**$ 6,164**	**$ 6,113**	**$ 7,003**

Core Deposit Growth – Category & Market

CATEGORY	Growth 3Q14	Growth YTD
Demand	$ 40.6	$ 176.5
MM Accounts	28.4	49.6
Savings	8.7	36.8
NOW	12.5	14.1
Total Categories	$ 90.2	$ 277.0
Growth (Annualized)	10 %	

MARKET	Growth 3Q14	Growth YTD
Atlanta	$ 25.4	$ 106.1
N. Georgia	36.4	87.0
North Carolina	23.6	43.5
Coastal Georgia	5.7	21.5
Tennessee	(1.4)	2.7
Gainesville	1.8	14.2
South Carolina	(1.3)	2.0
	$ 90.2	$ 277.0

United COMMUNITY BANKS, INC.

Capital Ratios

Holding Company	Well-Cap	3Q14	2Q14	1Q14	4Q13	3Q13
Tier I Risk Based Capital ("RBC")	6 %	12.1 %	11.8 %	11.1 %	12.7 %	14.2 %
Total RBC	10	13.3	13.0	12.4	14.0	15.5
Leverage	5	8.7	8.3	8.0	9.1	10.0
Tier 1 Common RBC		11.0	10.7	10.1	9.3	9.0
Tangible Common to Assets		9.8	9.6	9.2	9.0	9.0
Tangible Equity to Assets		9.8	9.6	9.5	11.6	11.8

Bank	Well-Cap	3Q14	2Q14	1Q14	4Q13	3Q13
Tier 1 RBC	6 %	12.6 %	13.4 %	12.6 %	13.5 %	14.5 %
Total RBC	10	13.8	14.6	13.9	14.8	15.7
Leverage	5	9.1	9.4	9.1	9.6	10.2

Loan Portfolio ***(total $4.57 billion)***

$ in billions

By Loan Type



Commercial
57%
$2.59
Consumer
7% $.35
Resi Constr
7% $.31
Residential
Mortgage
29%
$1.32

Diversifying Portfolio



1Q11
$4.194
Retail
31%
$1.308
C&I
34%
$1.424
Inv RE
17%
$.699
A&D 10% $.413
Constr 8% $.350
Reduced concentrations of A&D and Investor RE loans
3Q14
$4.57
Retail
37%
$1.672
C&I
39%
$1.804
Inv RE
13%
$.605
A&D 5% $.217
Constr 6% $.271

Geographic Diversity



36%
24%
12%
0%
Other (Indirect Auto)
$.243
5%
South Carolina / Corporate
$.337
7%
Gainesville MSA
$.254
6%
East Tennessee
$.281
6%
Coastal Georgia
$.444
10%
Western North Carolina
$.553
12%
North Georgia
$1.168
27%
Atlanta MSA
$1.289
29%

Total Loans

Period	$ in Billions
3Q14	$4.57
2Q14	$4.410
1Q14	$4.356
4Q13	$4.329
3Q13	$4.267

Loan Diversification & Type

- Reducing land exposure
- Focus on small business, C&I, and specialized lending
- Enhanced retail products

New Loans Funded and Advances[(1)]

$ in millions

CATEGORY

	3Q14	2Q14	3Q13
Commercial C & I	$ 150.0	$ 115.4	$ 64.5
Owner Occupied CRE	48.1	65.6	58.2
Income Producing CRE	62.1	40.8	28.1
Commercial Constr.	3.9	2.7	4.9
Total Commercial	264.1	224.5	155.7
Residential Mortgage	31.6	19.2	49.8
Residential HELOC	43.5	32.9	55.4
Residential Construction	44.8	34.0	32.5
Consumer	69.1	46.2	77.5
Total Categories	**$ 453.1**	**$ 356.8**	**$ 370.9**

MARKET

	3Q14	2Q14	3Q13
Atlanta	$ 96.7	$ 91.0	$ 116.6
Coastal Georgia	38.4	28.5	40.5
N. Georgia	61.5	69.0	71.5
North Carolina	25.9	21.0	38.4
Tennessee	27.0	16.7	18.9
Gainesville	10.9	10.1	18.6
South Carolina	141.4	88.3	13.5
Other (Indirect Auto)	51.3	32.2	52.9
Total Markets	**$ 453.1**	**$ 356.8**	**$ 370.9**

New Loans Funded and Advances


$475
$425
$375
$325
$275
$370.9
$324.5
$287.5
$356.8
$453.1
3Q13
4Q13
1Q14
2Q14
3Q14

[(1)]Represents new loans funded and net loan advances (net of payments on lines of credit)

United COMMUNITY BANKS, INC.

Commercial Loans ***(total $2.59 billion)***

$ in billions

By Loan Type



COMMERCIAL
(SECURED BY RE)
CRE
Owner
Occupied
45%
$1.15B
CRE
Income
Producing
23%
$.60B
Comm Constr 7%
$.18B
C & I
25%
$.65B

Geographic Diversity



36%
24%
12%
0%
East Tennessee
$ .133
5%
Western North Carolina
$ .155
7%
Gainesville MSA
$ .177
7%
Coastal Georgia
$ .325
8%
South Carolina
$ .330
13%
North Georgia
$ .515
20%
Atlanta MSA
$.952
37%

Average Loan Size

Type	$ in Thousands
Owner Occup'd	$423
Income Prod	609
C & I	123
Comm Constr	500

United COMMUNITY BANKS, INC.

Retail ***(total $1.67 billion)***

$ in billions

By Loan Type



Home Equity
LOC 27% $.459B
Avg loan size
$48 thousand
Indirect Auto 15%
$.243B
Consumer 6%
$.105B
Mortgage
52%
$.866B
Avg loan size
$99 thousand

Geographic Diversity



36%
24%
12%
0%
South Carolina $ .007
1%
Gainesville MSA $.068
4%
Coastal Georgia $ .101
6%
East Tennessee $ .135
8%
Indirect Auto $.243
14%
Atlanta MSA $ .264
16%
Western North Carolina $ .333
20%
North Georgia $ .521
31%

- Success with new portfolio products and HELOCs
- Conservative underwriting
- 62.5% of HE Primary Lien

United Community Banks, Inc.

Residential Construction ***(total $307 million)***

$ in millions

By Loan Type



LAND
Lot
48%
$146
Raw
11%
$35
Developing
12%
$36
Sold
23%
$72
Spec
6%
$18
CONSTRUCTION

Geographic Diversity



48%
36%
24%
12%
0%
Gainesville MSA
$ 9
3%
East Tennessee
$ 12
4%
Coastal Georgia
$ 18
6%
Western North Carolina
$ 65
21%
Atlanta MSA
$ 72
23%
North Georgia
$ 131
43%

	3Q14	2Q14	1Q14	4Q13	3Q13	3Q14 vs. 3Q13
TOTAL COMPANY						
Land Loans						
Developing	$ 36	$ 34	$ 37	$ 39	$ 40	$ (4)
Raw	35	36	37	38	35	-
Lot	146	151	159	166	167	(21)
Total	217	221	233	243	242	(25)
Construction Loans						
Spec	18	19	19	23	30	(12)
Sold	72	62	66	62	46	26
Total	90	81	85	85	76	14
Total	$ 307	$ 302	$ 318	$ 328	$ 318	$ (11)

Credit Quality

$ in millions

	3Q14	2Q14	1Q14	4Q13	3Q13
Net Charge-offs	$ 3.2	$ 4.2	$ 4.0	$ 4.4	$ 4.5
as % of Average Loans	.28 %	.38 %	.38 %	.41 %	.42 %
Allowance for Loan Losses	$ 71.9	$ 73.2	$ 75.2	$ 76.8	$ 80.4
as % of Total Loans	1.57 %	1.66 %	1.73 %	1.77 %	1.88 %
as % of NPLs	384	353	299	286	308
Past Due Loans (30 - 89 Days)	.35 %	.32 %	.40 %	.58 %	.45 %
Non-Performing Loans	$ 18.7	$ 20.7	$ 25.2	$ 26.8	$ 26.1
OREO	3.2	3.0	5.6	4.2	4.5
Total NPAs	21.9	23.7	30.8	31.0	30.6
Performing Classified Loans	149.0	147.5	164.9	172.7	173.6
Total Classified Assets	$ 170.9	$ 171.2	$ 195.7	$ 203.7	$ 204.2
as % of Tier 1 / Allowance	24 %	23 %	27 %	27 %	26 %
Accruing TDRs *(see page 27)*	$ 82.2	$ 84.5	$ 77.9	$ 78.7	$ 79.8
As % of Original Principal Balance					
Non-Performing Loans	68.6 %	66.5 %	65.8 %	65.3 %	61.6 %
OREO	54.5	50.4	53.9	44.5	41.5
Total NPAs					
as % of Total Assets	.29	.32	.42	.42	.42
as % of Loans & OREO	.48	.54	.71	.72	.72

United
UNITED COMMUNITY BANKS, INC.

Non-Performing Loans (NPLs) Inflow Trends

$ in millions

Quarterly NPL Inflows



$15
$10
$5
$0
$10.0
$11.0
$9.3
$9.5
$7.7
3Q13
4Q13
1Q14
2Q14
3Q14
Resi Constr
Comm Constr
Resi Mtg
Comm RE
Comm
Consumer

Total NPLs



$24
$18
$12
$6
$0
26.1
26.8
25.2
20.7
18.7
3Q13
4Q13
1Q14
2Q14
3Q14

Performing Classified Loans

$ in millions



$180
$160
$140
$173.6
$172.7
$164.9
$147.5
$149.0
3Q13
4Q13
1Q14
2Q14
3Q14

By Category

	3Q13	4Q13	1Q14	2Q14	3Q14
Commercial:					
Commercial & Industrial	$ 10	$ 9	$ 8	$ 6	$ 7
Owner Occupied	40	43	48	48	50
Total C & I	50	52	56	54	57
Income Producing CRE	36	34	37	25	22
Commercial Construction	17	17	5	4	4
Total Commercial	**103**	**104**	**98**	**83**	**83**
Residential Mortgage	45	44	43	42	43
Home Equity Lines of Credit	8	8	8	7	8
Residential Construction	16	14	13	13	12
Consumer / Installment	2	3	2	2	3
Total Performing Classified	**$ 174**	**$ 173**	**$ 164**	**$ 147**	**$ 149**
Classified to Tier 1 + ALL	26 %	27 %	27 %	23 %	24 %

United Community Banks, Inc.

TDRs

$ in thousands

LOAN TYPE	Accruing		Non-Accruing		Total TDRs	
	3Q14[1]	3Q13	3Q14	3Q13	3Q14	3Q13
Commercial (Sec by RE)	$42,820	$40,733	$ 2,532	$ 2,431	$45,352	$43,164
Commercial & Industrial	2,927	2,854	13	65	2,941	2,919
Commercial Construction	11,065	12,824	19	-	11,084	12,824
Total Commercial	56,812	56,411	2,564	2,496	59,377	58,907
Residential Mortgage	16,848	15,553	2,040	2,376	18,887	17,929
Residential Construction	8,288	7,738	1,796	2,553	10,084	10,291
Consumer Installment	211	144	34	59	245	203
Total	$82,159	$79,846	$ 6,434	$ 7,484	$88,593	$87,330

Accruing TDRs



$ in millions
$150
$100
$50
$-
$79.8
$78.7
$77.9
$84.5
$82.2
3Q13
4Q13
1Q14
2Q14
3Q14

- TDR credit quality improving
- Accruing TDR past due 30 – 89 days = 2.46%
- 54% of accruing TDRs are pass credits

[1]73.3 percent of accruing TDR loans have an interest rate of 4 percent or greater

Net Charge-offs by Category & Market

$ in thousands

NET CHARGE-OFFS BY CATEGORY	3Q14		% of Average Loans (Annualized)			
	Total	% of Avg Loans	2Q14	1Q14	4Q13	3Q13
Commercial (Sec. by RE):						
Owner Occupied	$ 746	.26 %	(.64) %	.10 %	.57 %	.58 %
Income Producing	104	.07	.29	.13	.21	.14
Total Comm (Sec. by RE)	850	.19	(.32)	.11	.44	.49
Commercial & Industrial	(341)	(.23)	.52	.35	(.13)	.12
Commercial Construction	103	.24	.34	-	(.02)	.39
Total Commercial	612	.10	(.10)	.15	.30	.36
Residential Mortgage	1,116	.52	1.17	.70	.64	.31
Home Equity LOC	356	.31	.42	.93	.38	.37
Residential Construction	712	.94	2.13	.27	.40	1.31
Consumer/ Installment	359	.43	.18	.54	.62	.28
Total Net Charge-offs	**$ 3,155**	**.28**	**.38**	**.38**	**.41**	**.42**
NET CHARGE-OFFS BY MARKET						
North Georgia	$ 1,861	.63 %	(.25) %	.42 %	.51 %	.66 %
Atlanta MSA	(250)	(.08)	.46	.39	.20	.33
North Carolina	656	.47	1.55	.41	.76	.49
Coastal Georgia	228	.21	.11	.49	.33	.14
Gainesville MSA	259	.40	1.23	.22	.54	.15
East Tennessee	230	.33	.42	.35	.46	.51
South Carolina / Corporate	5	.01	-	-	-	-
Other (Indirect Auto)	166	.31	.14	.14	.20	.17

NPAs by Loan Category & Market

$ in thousands

3Q14

	NPLs	OREO	Total NPAs
LOAN CATEGORY			
Commercial (sec. by RE):			
Owner Occupied	$ 2,156	$ 1,024	$ 3,180
Income Producing	1,742	42	1,784
Commercial & Industrial	1,593	-	1,593
Commercial Construction	148	-	148
Total Commercial	**5,639**	**1,066**	**6,705**
Residential Mortgage	8,350	1,769	10,119
HELOC	720	90	810
Residential Construction	3,543	221	3,764
Consumer/ Installment	493	-	493
Total	**$ 18,745**	**$ 3,146**	**$ 21,891**
MARKET			
Gainesville	$ 1,403	$ 85	$ 1,488
Coastal Georgia	781	160	941
East Tennessee	1,227	245	1,472
North Carolina	4,919	398	5,317
Atlanta MSA	1,724	364	2,088
North Georgia	7,392	1,717	9,109
South Carolina	945	177	1,122
Indirect Auto	354	-	354

3Q13

	NPLs	OREO	Total NPAs
LOAN CATEGORY			
Commercial (sec. by RE):			
Owner Occupied	$ 6,358	$ 591	$ 6,949
Income Producing	1,657	139	1,796
Commercial & Industrial	609	376	985
Commercial Construction	343	-	343
Total Commercial	**8,967**	**1,106**	**10,073**
Residential Mortgage	11,335	1,679	13,014
HELOC	1,169	475	1,644
Residential Construction	4,097	1,207	5,304
Consumer/ Installment	520	-	520
Total	**$ 26,088**	**$ 4,467**	**$ 30,555**
MARKET			
Gainesville	$ 1,036	$ -	$ 1,036
Coastal Georgia	995	928	1,923
East Tennessee	1,629	25	1,654
North Carolina	5,680	762	6,442
Atlanta MSA	3,096	1,026	4,122
North Georgia	13,652	1,726	15,378

Non Performing Assets



$30.0
$20.0
$10.0
$0
$30.6
$31.0
$30.8
$23.7
$21.9
*NPAs to total assets – .29%
Allowance to loans at 1.57%
3Q13
4Q13
1Q14
2Q14
3Q14
Non-Performing Loans
Foreclosed Properties (OREO)

United Community Banks, Inc.

UNITED

United

COMMUNITY BANKS, INC.®

APPENDIX

Footprint


Nashville
Knoxville
Asheville
Raleigh
Charlotte
Chattanooga
Blairsville
Greenville
Atlanta
Myrtle Beach
Charleston
Savannah

- Current Footprint

Headquartered in Blairsville, Georgia with 103 locations in:

Georgia; North Carolina; South Carolina; and Tennessee

United at a Glance

- Founded in 1950
- Third-largest bank holding company headquartered in Georgia with 1,515 employees

Deposit Market Share[1]			
Market	Offices	Deposit Market Share	Rank
North Georgia	22	35%	1
Atlanta	36	4	6
Gainesville	5	12	4
Coastal Georgia	8	5	7
W. North Carolina	19	8	3
E. Tennessee	8	2	8
Greenville, SC	1	1	25

Key Statistics as of 9/30/14 (in billions)		
Assets	Deposits	Loans
$7.53	$6.24	$4.57

United COMMUNITY BANKS, INC.

[1] FDIC deposit market share and rank as of June 30, 2014 for markets where United takes deposits. Source: SNL and FDIC. Excludes 5 Loan Production Offices in GA, TN and SC.

Business and Operating Model

Service is Point of Differentiation

- #1 in Customer Satisfaction according to Customer Service Profiles
- #1 in Southeast and #2 in US in Customer Satisfaction by national research company
- Golden rule of banking – treating people the way we want to be treated
- "The Bank that SERVICE Built[SM]"
- Customer surveys consistently reveal 95%+ satisfaction rate

"Community bank service, large bank resources"

Twenty-eight "community banks"	Strategic footprint with substantial banking opportunities	Disciplined growth strategy
Local CEOs with deep roots in their communities Resources of a $7.53 billion bank	Operates in a number of the more demographically attractive U.S. markets	Organic growth supported by de novos and selective acquisitions

Experienced Proven Leadership

- Over 40 years in banking
- Led company from $42 million in assets in 1989 to $7.5 billion today
- Trustee of Young Harris College
- Georgia Power Company Board Member
- GA Economic Developers Association Spirit of Georgia Award recipient

Jimmy C. Tallent
President & CEO
Joined 1984



- Over 31 years in banking
- Responsible for overall operations
- Former Consultant and Special Assistant to the CEO and EVP of Commercial Banking for TD Bank Financial Group; and President & CEO of The South Financial Group

H. Lynn Harton
Chief Operating Officer
Joined 2012



- Over 36 years in banking
- Responsible for accounting, finance and reporting activities, M&A, and investor relations
- Former CAO and Controller for State Street Corporation
- Former ABA Accounting Committee Chairman

Rex S. Schuette
EVP & CFO
Joined 2001



- Over 31 years in banking
- Responsible for Risk Management and Credit Risk Administration; Chairman of Risk Management Committee; also responsible for credit underwriting, review, policy and special assets
- Former EVP & SCO for SunTrust Banks

David P. Shearrow
EVP & CRO
Joined 2007



- Over 36 years in banking
- Responsible for 28 community banks with 103 branch offices
- Formerly of Riegel Textile Credit Union; President of Farmers and Merchants Bank
- Former Georgia Board of Natural Resources Board Chairman

Bill M. Gilbert
President of Community Banking
Joined 2000



United
UNITED COMMUNITY BANKS, INC.

Market Share Opportunities & Demographics

EXCELLENT GROWTH OPPORTUNITIES

Markets	Market Deposits (in billions) (1)	Deposits (in billions) (2,3)	Banks	Offices(3)	Deposit Share(1)	Rank(1)
North Georgia	$ 6.3	$ 2.2	11	22	35 %	1
Western North Carolina	11.3	.9	1	19	8	3
Gainesville, Georgia	2.8	.3	1	5	12	4
Atlanta, Georgia	56.3	2.2	10	36	4	6
Coastal Georgia	7.1	.3	2	8	5	7
East Tennessee	15.7	.3	2	8	2	8
Greenville, SC	9.4	-	1	1	1	25
Total Markets	**$ 108.9**	**$ 6.2**	**28**	**99**		

[1] *FDIC deposit market share and rank as of 6/14 for markets where United takes deposits. Data Source: FDIC.*
[2] *Based on current quarter.*
[3] *Excludes five loan production offices*

FAST GROWING MARKETS

Markets[1]	Population (in thousands)	Population Growth (%) Actual 2010 - 2014	Population Growth (%) Projected 2014 - 2019
Atlanta, GA MSA	5,574	5 %	3 %
East Tennessee	877	3	3
Greenville-Mauldin-Easley, SC MS.	856	4	4
Western North Carolina	443	2	5
Coastal Georgia	401	5	4
North Georgia	385	-	3
Gainesville, GA MSA	189	5	2
Total Markets			
Georgia	10,072	4	3
North Carolina	10,358	4	5
Tennessee	6,532	3	4
South Carolina	4,792	4	5
United States	317,199	3	3

[1] *Population data is for 2014 and includes those markets where United takes deposits.*

United COMMUNITY BANKS, INC.

Liquidity

$ in millions

WHOLESALE BORROWINGS

	Unused Capacity	3Q14	2Q14	3Q13	Variance vs 2Q14	Variance vs 3Q13
Wholesale Borrowings						
Brokered Deposits	$ 313 [1]	$ 405	$ 424	$ 419	$ (19)	$ (14)
FHLB	516	330	175	-	155	330
Holding Company LOC	50	-	40	-	(40)	-
Fed Funds	350	-	25	-	(25)	-
Other Wholesale	-	6	11	54	(5)	(48)
Total	$ 1,229	**$ 741**	**$ 675**	**$ 473**	**$ 66**	**$ 268**
Long-Term Debt						
Senior Debt		$ 75	$ 75	$ 75	$ -	$ -
Sub-Debt		-	-	-	-	-
Trust Preferred Securities		55	55	55	-	-
Total Long-Term Debt		**$ 130**	**$ 130**	**$ 130**	**$ -**	**$ -**

LOANS / DEPOSITS

		3Q14	2Q14	3Q13	Variance vs 2Q14	Variance vs 3Q13
Loans		$ 4,569	$ 4,410	$ 4,267	$ 159	$ 302
Core (DDA, MMDA, Savings)		$ 3,714	$ 3,624	$ 3,416	$ 90	$ 298
Public Funds		852	793	765	59	87
CD's		1,269	1,322	1,513	(53)	(244)
Total Deposits (excl Brokered)		$ 5,835	$ 5,739	$ 5,694	$ 96	$ 141
Loan to Deposit Ratio		**78%**	**77%**	**75%**		
Investment Securities:						
Available for Sale	-Fixed	$ 1,115	$ 1,076	$ 1,138	$ 39	$ (23)
	-Floating	674	665	825	9	(151)
Held to Maturity	-Fixed	428	443	197	(15)	231
	-Floating	5	6	9	(1)	(4)
Total Investment Securities		2,222	2,190	2,169	32	53
Floating as % of Total Securities		**31%**	**31%**	**18%**		

[1] Estimated brokered deposit total capacity at 10% of assets

Business Mix – Deposits *(at quarter-end)*

$ in millions

DEPOSITS BY CATEGORY	3Q14	2Q14	1Q14	4Q13	3Q13	3Q14 vs. 3Q13
Demand & Now	$ 2,159	$ 2,106	$ 2,073	$ 1,969	$ 1,979	$ 180
MMDA & Savings	1,555	1,518	1,499	1,468	1,437	118
Core Transaction Deposits	**3,714**	**3,624**	**3,572**	**3,437**	**3,416**	**298**
Time < $100,000	770	801	828	888	920	(150)
Time ≥ $100,000 < $250,000	408	411	427	443	473	(65)
Public Deposits	820	760	804	863	734	86
Total Core Deposits	5,712	5,596	5,631	5,631	5,543	169
Time ≥ $250,000	92	110	112	114	120	(28)
Public Deposits	32	33	34	32	31	1
Total Customer Deposits	**5,836**	**5,739**	**5,777**	**5,777**	**5,694**	**142**
Brokered Deposits	405	425	471	425	419	(14)
Total Deposits	**$ 6,241**	**$ 6,164**	**$ 6,248**	**$ 6,202**	**$ 6,113**	**$ 128**

United Community Banks, Inc.

Core Transaction Deposits

$ in millions



South Carolina
East Tennessee
Coastal Georgia
Gainesville MSA
North Carolina
North Georgia
Atlanta MSA
$24
$23
$181
$180
$228
$233
$234
$235
$597
$620
$944
$981
$1,416
$1,442
2Q14
3Q14
$0
$200
$400
$600
$800
$1,000
$1,200
$1,400

Core Transactions / Total Deposits

	3Q14	2Q14
South Carolina	99.0 %	99.0 %
Gainesville MSA	73.3	72.4
Coastal GA	71.5	70.6
East TN	68.7	66.2
North Carolina	66.7	66.0
Atlanta MSA	64.8	65.9
North Georgia	63.7	54.2
Total	**65.9 %**	**63.1 %**

Lending & Credit Environment

$ in millions

Regional Credit Review – Standard Underwriting

•Legal Lending Limit	$ 197
•House Lending Limit	25
•Project Lending Limit	15
•Top 25 Relationships	385

PROACTIVELY ADDRESSING CREDIT ENVIRONMENT

STRUCTURE

- Centralized underwriting and approval process
- Segregated work-out teams
- Highly skilled ORE disposition group
- Seasoned regional credit professionals

PROCESS

- Continuous external loan review
- Internal loan review of new credit relationships
- Intensive executive management involvement

✓ Weekly senior credit meetings
✓ Weekly NPA/ORE and past due meetings
✓ Quarterly criticized watch loan review meetings

POLICY

- Ongoing enhancements to credit policy
- Quarterly updates to portfolio limits and concentrations (Quarterly reviewing with Board of Directors)

Commercial Construction & Real Estate

$ in millions

COMMERCIAL CONSTRUCTION

	30-Sep-14 Amount	30-Sep-14 Percent
Land Develop - Vacant (Improved)	$ 51	28 %
Raw Land - Vacant (Unimproved)	24	13
Multi-Residential	41	23
Commercial Land Development	14	8
Office Buildings	12	7
Other Properties	15	8
Churches	7	4
Hotels / Motels	12	7
Mfg Facility	-	-
Retail Building	3	2
Warehouse	2	1
Total Commercial Construction	$ 181	

Average Loan Size ($ in thousands)

- •Commercial Construction $500
- •Commercial RE:
  - •Composite CRE 460
  - •Owner Occupied 423
  - •Income Producing 609

Commercial RE Characteristics

- •65.5% owner occupied
- •Small business, doctors, dentists, attorneys, CPAs
- •$15 million project limit

COMMERCIAL REAL ESTATE

	Owner Occupied	Income Producing	30-Sep-14 Total	30-Sep-14 Percent
Office Buildings	$ 315	$ 148	$ 463	26.3 %
Retail Building	96	152	248	14.1
Warehouse	116	60	176	10.0
Churches	136	-	136	7.7
Other Properties	123	38	161	9.2
Convenience Stores	95	17	112	6.3
Hotels / Motels	-	65	65	3.7
Restaurants/Franchise Fast Food	34	26	60	3.4
Mfg Facility	51	12	63	3.6
Farmland	50	-	50	2.9
Multi-Resi Properties	-	52	52	3.0
Leasehold Property	16	14	30	1.7
Golf Course/Country Club	24	-	24	1.4
Automotive Dealership	18	4	22	1.2
Automotive Service	18	5	23	1.3
Daycare Facility	11	7	18	1.0
Funeral Home	14	1	15	.9
Carwash	16	-	16	.9
Assisted Living / Nursing Home	11	-	11	.6
Marina	6	-	6	.3
Mobile Home Parks	-	5	5	.3
Movie Theaters/Bowling/Rec	5	-	5	.3
Other Small Business	-	-	-	-
Total Commercial Real Estate	$ 1,154	$ 605	$ 1,759	

Loans by Business Mix and Region

$ in millions

QUARTERLY LOANS - BUSINESS MIX BY CATEGORY	3Q14	2Q14	1Q14	4Q13	3Q13	3Q14 vs. 3Q13
Commercial:						
Comm & Indus	$ 650	$ 554	$ 495	$ 472	$ 457	$ 193
Owner Occ'd	1,154	1,163	1,142	1,134	1,129	25
Total C & I	1,804	1,717	1,637	1,606	1,586	218
Income Prod CRE	605	598	624	623	614	(9)
Comm Constr	181	160	148	149	137	44
Total Comm	2,590	2,475	2,409	2,378	2,337	253
Resi Mortgage	1,324	1,312	1,313	1,316	1,309	15
Resi Constr	307	302	318	328	318	(11)
Consum / Install	348	321	316	307	303	45
Total Loans	$ 4,569	$ 4,410	$ 4,356	$ 4,329	$ 4,267	$ 302

ANNUAL LOANS - BUSINESS MIX BY CATEGORY	2013	2012	2011	2010	2009
Commercial:					
Comm & Indus	$ 472	$ 458	$ 428	$ 441	$ 390
Owner Occ'd	1,134	1,131	1,112	980	963
Total C & I	1,606	1,589	1,540	1,421	1,353
Income Prod CRE	623	682	710	781	816
Comm Constr	149	155	164	297	363
Total Comm	2,378	2,426	2,414	2,499	2,532
Resi Mortgage	1,316	1,214	1,135	1,279	1,427
Resi Constr	328	382	448	695	1,050
Consum / Install	307	153	113	131	142
Total Loans	$ 4,329	$ 4,175	$ 4,110	$ 4,604	$ 5,151

QUARTERLY LOANS - BY REGION	3Q14	2Q14	1Q14	4Q13	3Q13	3Q14 vs. 3Q13
North Georgia	$ 1,168	$ 1,175	$ 1,205	$ 1,240	$ 1,262	$ (94)
Atlanta MSA	1,289	1,305	1,290	1,275	1,246	43
North Carolina	553	555	563	572	575	(22)
Coastal Georgia	444	426	425	423	421	23
Gainesville MSA	254	257	262	255	253	1
East Tennessee	281	270	272	280	277	4
South Carolina	337	206	131	88	47	290
Other (Ind. Auto)	243	216	208	196	186	57
Total Loans	$ 4,569	$ 4,410	$ 4,356	$ 4,329	$ 4,267	$ 302

ANNUAL LOANS - BY REGION	2013	2012	2011	2010	2009
North Georgia	$ 1,240	$ 1,364	$ 1,426	$ 1,689	$ 1,884
Atlanta MSA	1,275	1,250	1,220	1,310	1,435
North Carolina	572	579	597	702	772
Coastal Georgia	423	400	346	335	405
Gainesville MSA	255	261	265	312	390
East Tennessee	280	283	256	256	265
South Carolina	88	-	-	-	-
Other (Ind. Auto)	196	38	-	-	-
Total Loans	$ 4,329	$ 4,175	$ 4,110	$ 4,604	$ 5,151

Non-GAAP Reconciliation Tables

$ in millions

Operating Earnings to GAAP Earnings Reconciliation

	3Q14		2Q14		1Q14		4Q13		3Q13	
CORE FEE REVENUE										
Core fee revenue	$ 14,419		$ 13,938		$ 11,930		$ 13,219		$ 13,966	
Securities gains, net	11		4,435		217		70		-	
Losses on prepayment of borrowings	-		(4,446)							
BOLI death benefit gain	-		-		-		-		86	
Mark to market on deferred compensation plan assets	(18)		216		29		230		173	
Fee revenue (GAAP)	**$ 14,412**		**$ 14,143**		**$ 12,176**		**$ 13,519**		**$ 14,225**	
CORE OPERATING EXPENSE										
Core operating expense	$ 41,097		$ 40,131		$ 38,749		$ 41,193		$ 39,325	
Foreclosed property expense	285		102		116		191		194	
Severance	-		83		156		-		405	
Mark to market on deferred compensation plan liability	(18)		216		29		230		173	
Operating expense (GAAP)	**$ 41,364**		**$ 40,532**		**$ 39,050**		**$ 41,614**		**$ 40,097**	
TANGIBLE COMMON EQUITY AND TANGIBLE EQUITY TO TANGIBLE ASSETS										
Tangible common equity to tangible assets	9.83	%	9.58	%	9.22	%	8.99	%	9.02	%
Effect of preferred equity	-		-		.28		2.60		2.74	
Tangible equity to tangible assets	9.83		9.58		9.50		11.59		11.76	
Effect of goodwill and other intangibles	.02		.03		.02		.03		.04	
Equity to assets (GAAP)	9.85	%	9.61	%	9.52	%	11.62	%	11.80	%
TANGIBLE COMMON EQUITY TO RISK-WEIGHTED ASSETS										
Tangible common equity to risk-weighted assets	14.10	%	13.92	%	13.63	%	13.18	%	13.34	%
Effect of preferred equity	-		-		-		2.39		4.01	
Tangible equity to risk weighted assets	**14.10**		**13.92**		**13.63**		**15.57**		**17.35**	
Effect of deferred tax limitation	(3.39)		(3.74)		(3.92)		(4.26)		(4.72)	
Effect of other comprehensive income	.34		.53		.36		.39		.49	
Effect of trust preferred	1.02		1.04		1.03		1.04		1.09	
Tier I capital ratio (Regulatory)	**12.07**	**%**	**11.75**	**%**	**11.10**	**%**	**12.74**	**%**	**14.21**	**%**